
Mail Stop 3561

September 12, 2006

Mr. Randolph Hudson, CEO
Cartoon Acquisition, Inc.
233 Alexander Street, Second Floor
Rochester, New York 14607-2518

> **Re: Cartoon Acquisition, Inc.**
> **Item 4.01 Form 8-K**
> **Filed 9/12/06**
> **File No. 000-50411**

Dear Mr. Hudson:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Our review of this filing was limited to the disclosures made under Item 4.01 in accordance with Item 304 of Regulation S-B. We may have additional comments regarding the other disclosures included in the filing at a future date.

1. We note that the disclosures regarding the recent resignation of your compilation accountant are not required under Item 4.01, which relates to changes in the registrant's certifying accountant. However, such disclosures may be made under Item 8.01 – Other Events, to the extent that such information is determined to be of importance to security holders.

2. We note that it appears that no Item 4.01 8-K was filed to report the prior engagement of Michael T. Studer and the dismissal of Berger Apple & Associates, Ltd. as your certifying accountant. Please file the required disclosures

under Item 304 of Regulation S-B relating to this change in accountants on Form 8-K as soon as possible, including the required letter from the former accountant. Note that all Item 4.01 or 4.02 events must be reported on Form 8-K, even if previously reported in a periodic report. See Question 1 of the Staff's guidance on Form 8-K, which can be obtained at:
http://www.sec.gov/divisions/corpfin/form8kfaq.htm

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing. If you have any questions, please call Carlton Tartar, Assistant Chief Accountant, at (202) 551-3387.

Sincerely,

Carlton Tartar
Assistant Chief Accountant